UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

UNIVERSAL INSURANCE HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK, $.01 par value
(Title of Class of Securities)
91359V107
(CUSIP Number)
November 29, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	91359V107

1	NAMES OF REPORTING PERSONS: Marty Steinberg, as the Receiver of Lancer Offshore, Inc. and as the person in control of Lancer Partners, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		4,292,535 shares of common stock, $0.01 par value*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,292,535 shares of common stock, $0.01 par value*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,292,535 shares of common stock, $0.01 par value*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*	The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13G. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of the Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether Lancer Offshore, Lancer Partners and/or any other entity under the control of the Reporting Person have entered into any type of contract, arrangement, understanding, relationship, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of the Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person, Lancer Offshore and/or Lancer Partners is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.

     This Schedule 13G amends and supplements the Schedule 13D filed on July 10, 2003, as amended (the “Schedule 13D”) by Marty Steinberg, as the Receiver of Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”) and as the person in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) relating to the acquisition of beneficial ownership of shares of common stock, $0.01 par value (the “Common Stock”), of Universal Insurance Holdings, Inc., a Delaware corporation (the “Issuer”). Marty Steinberg is sometimes referred to herein as the “Reporting Person” and Lancer Offshore and Lancer Partners are sometimes collectively referred to herein as the “Reporting Entities” or the “Lancer Entities”. The purpose for the filing of this Schedule 13G is to update the information in the Schedule 13D with respect to the beneficial ownership of shares of Common Stock by the Reporting Person.
     As of July 10, 2003, Marty Steinberg was appointed the Receiver of Lancer Offshore pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-MARRA. By virtue of his status as the Receiver of Lancer Management Group II, LLC, the general partner of Lancer Partners, the Receiver was designated the person in control of Lancer Partners on July 25, 2003 by order of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492.

Item 1(a).	Name of Issuer:
     Universal Insurance Holdings, Inc., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
     1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, FL 33309

Item 2(a).	Name of Persons Filing:
     Marty Steinberg, as the Receiver of Lancer Offshore and as the person in control of Lancer Partners, LP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
     Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

Item 2(c).	Citizenship:
     Mr. Steinberg is a U.S. citizen.

Item 2(d).	Title of Class of Securities:
     Common stock, $0.01 par value per share.

Item 2(e).	CUSIP Number:
     91359V107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Page and discussion below.

(b)	Percent of class: See Item 11 of Cover Page and discussion below.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Page and discussion below.

(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Page and discussion below.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Page and discussion below.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Page and discussion below.
     The aggregate number and percentage of shares of the Common Stock to which this Schedule 13G relates is 4,292,535 shares of the Common Stock. This number represents 11.1% of 38,662,729, the total number of shares of the Common Stock of the Issuer outstanding as of November 14, 2007 according to the Form 10QSB filed by the Issuer on November 14, 2007. The aggregate number of shares of the Common Stock to which this Schedule 13G relates is based upon a review of: (i) custodial statements for the period of December 1, 2003 through December 31, 2003 delivered to the Reporting Person by Bank of America; (ii) a review of original stock certificates in the custody of the Reporting Person; (iii) a review of the transactions in Common Stock executed by the Reporting Person since July 10, 2003; (iv) the Bank of America custodial statements for the period of May 1, 2007 through May 31, 2007, and (v) a review by the Receiver’s accountants of the trading data provided to the Receiver by Bank of America (the “GIM2 Data”).
     On March 5, 2004, the Reporting Person filed the original Schedule 13D. In the original Schedule 13D, the Reporting Person indicated in part: “All of the securities to which this Schedule 13D relates are owned for the pecuniary benefit of Lancer Offshore.” The Reporting Person has determined that with respect to 1,861,151 of the shares of Common Stock held by the Reporting Person on July 10, 2003 (the “Discrepancy Shares”) the Reporting Person has potentially conflicting information regarding the beneficial ownership of such shares. As of July 10, 2003, the Discrepancy Shares were evidenced by a stock certificate of the Issuer registered in the name of Lancer Partners. However, the Reporting Person also has information from the GIM2 Data that suggests that beneficial ownership of the Discrepancy Shares was transferred from Lancer Partners to Lancer Offshore on June 26, 2002. The Reporting Person is still in the process of confirming whether Lancer Offshore is the beneficial owner of the Discrepancy Shares instead of Lancer Partners and, accordingly, expresses no opinion as to Lancer Offshore or Lancer Partners’ relative ownership percentage in the Discrepancy Shares.
     Of the 4,292,535 shares of Common Stock to which this Schedule 13G relates, 2,431,384 shares of Common Stock are owned by Lancer Offshore and 1,861,151 shares of Common Stock are owned by either Lancer Offshore or Lancer Partners.
     The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13G. Item 4 of this Schedule 13G identifies the sources of information that the Reporting Person has relied upon to complete this Schedule 13G. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of the Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether the Lancer Entities, Lancer Partners and/or any other entity under the control of the Reporting Person have entered into any type of contract, arrangement, understanding, relationship, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of the Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person, Lancer Offshore and/or Lancer Partners is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

Item 10.	Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 29, 2007	/s/ Marty Steinberg
Marty Steinberg, as Receiver of Lancer Offshore,
Inc., and as the person in control of Lancer Partners, LP.